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EXHIBIT (a)(5)(C)

Litex Acquisition #1, LLC

March 24, 2010

CRAFTMADE INTERNATIONAL STOCKHOLDERS:
IS THE BOARD REALLY ACTING IN YOUR BEST INTERESTS?

Re:
Craftmade International, Inc. ("Craftmade" or the "Company") Schedule 14D-9
and Letter to Stockholders dated March 15, 2010

To the Stockholders of Craftmade International, Inc.,

        As a fellow Craftmade stockholder, Litex Industries, Limited and its wholly-owned subsidiary Litex Acquisition #1, LLC (collectively, "Litex") are deeply disappointed to learn that Craftmade's board of directors recommended that its stockholders reject our offer to acquire all of the outstanding shares of Craftmade's common stock, par value $0.01, at $5.25 per share, which offer price represents a premium of approximately 59.1% over the closing price on March 1, 2010 and a premium of approximately 61.3% over the prior 30 day average closing price for the period ending on March 1, 2010.

        Litex believes that our current offer represents full and fair value for the common stock of Craftmade based on our review of the information available. However, we stand ready to negotiate with Craftmade management in good faith in order to develop an appreciation for how our offer "undervalues Craftmade," an assertion made in Craftmade's recommendation to stockholders filed March 15, 2010 on Schedule 14D-9 with the Securities and Exchange Commission. We have repeatedly expressed our willingness to Craftmade to reconsider our current proposal if provided with credible evidence that there is greater value in the Company's business that we have not adequately recognized. Unfortunately, to date, Craftmade has categorically refused to engage or negotiate with Litex. The current stance of Craftmade's board denies Craftmade stockholders the opportunity to even explore the potential of a business combination with Litex. This position is at odds with the board's public assertion that it takes its fiduciary responsibilities seriously. In fact, the board's single-minded refusal to engage in discussions with us points toward a strategy of management and board entrenchment.

        In light of management's and the board's entrenched position, we have no choice but to continue with our tender offer. Litex wishes to take this opportunity to respond directly to you, the stockholders of Craftmade, with a reasoned analysis of why we believe our offer is not only fair, but offers a considerable market premium to you. We believe that the Company's cryptic claims and vague allusions to undisclosed future "strategic plans" do not openly and honestly address Craftmade's poor financial performance over the last several years. Furthermore, Craftmade's board based their recommendation on undisclosed assumptions which, in our opinion, do not reach the level of fiduciary care required of management.

        The discussion and analysis below highlights the following points:

  •
  The consummation of our offer is neither illusory nor highly uncertain;
  •
  We have the funds to close the offer;
  •
  Our offer is wrongly characterized as opportunistic;
  •
  Board action to go dark removes transparency for stockholders;
  •
  An entrenched Craftmade board and management acting in their own interests; and
  •
  Our analytical approach to valuing Craftmade's stock versus the Board's undisclosed analysis.

        The Consummation of Our Offer is Neither Illusory nor Highly Uncertain—The board attempts to mislead stockholders by stating that the "consummation of the offer ... is illusory and highly uncertain." Litex's offer is not illusory. The genuine nature of Litex's intentions is substantiated by our repeated offers to Craftmade over the last 2 1/2 years to negotiate an arm's length transaction at a fair market value. Litex offered, on multiple occasions, a per-share price that exceeded Craftmade's publicly traded value. One measure of fair market value for publicly traded shares is the price at which they are publicly traded. The table below summarizes 1) our various offers to acquire 100% of Craftmade's outstanding common stock over the past 2 1/2 years, 2) the prior day's and prior 30 days' average closing price for Craftmade's common stock and 3) the premium we were willing to pay on that date.

	8/14/2007	1/8/2010	3/2/2010
Litex's Offer Price	$17.75	$3.25	$5.25
Prior Day's Closing Price	$16.03	$2.87	$3.30
Premium ($)	$1.72	$0.38	$1.95
Premium (%)	10.7%	13.2%	59.1%
Prior 30 Day Average Price	$17.01	$1.97	$3.26
Premium ($)	$0.74	$1.28	$1.99
Premium (%)	4.4%	65.1%	61.3%

        In each and every case, we offered a substantial premium to Craftmade's latest arm's length, publicly traded share price. In each and every case, Craftmade's board, presumably relying upon undisclosed internal projections and assumptions, determined that our offers were inadequate. We believe that if there is anything illusory, it is the board's failure to disclose publicly the basis for any of these "valuation(s)" so that stockholders can evaluate the reasonableness of these assumptions.

        Craftmade's board pointed out that our tender offer is "subject to a number of conditions." What the board fails to point out is that conditions like these are normal for all cash transactions and limited in scope to accepted, prudent business practices. The Company's board, however, fails to mention that it recently deregistered the Company's securities and by doing so eliminated much of the transparency previously available to its stockholders. Our tender offer was based upon current, publicly available information. The board's recent actions prevent stockholders and future potential bidders from easily accessing information to evaluate management's performance.

        We Have Funds to Close the Offer—The board also seeks to undermine stockholder confidence in our ability to consummate the tender offer by stating in their recommendation that "the Board believes ... neither Litex nor the Purchaser disclosed that they have a sufficient amount of available funds to complete the offer and discharge the Company's outstanding indebtedness." Craftmade's board stresses the Company's burdensome and ever increasing secured debt balances and appears to offer no hope of anyone else being able to carry such a load. Contrary to the Craftmade board's assertion, Litex has a strong balance sheet. As stated in our offer, we have $57 million in "liquid assets" available to acquire 100% of Craftmade's outstanding shares, and plan to assume or, alternatively, refinance Craftmade's secured liabilities and close the deal. As of the date of our tender offer, Litex had in excess of $100 million in total assets and no secured debt. Because of our strong financial position, we have ready access, if needed, to both equity and debt markets. Furthermore, we strongly believe that Craftmade's current lenders would welcome our $100 million in total assets with no secured debt as additional collateral.

        Offer Wrongly Characterized as Opportunistic—Craftmade's board characterized our offer as "extremely opportunistic." However, our prior offers and current offer to purchase Craftmade stock were and are well above the market price for any applicable offer period (see the table above). Furthermore, Craftmade itself opened the door to outside bidders in 2007 when they publicly announced their intent to seek "strategic alternatives" including "a potential sale of the Company."

        Board Action to Go Dark Removes Transparency for Stockholders—Craftmade's board recently delisted its stock on NASDAQ. The board then, without prior notice to its stockholders, effectively completed early deregistration of Company stock so that it no longer has any financial or material event reporting obligations. In short, Company management eliminated the public company transparency. These board actions seriously impede the stockholder's ability to evaluate management's performance in any meaningful way. This acceleration of "going dark" by management significantly reduces Craftmade's reporting transparency to its stockholders and, combined with Craftmade's poor historical financial performance outlined below, is clearly not in the best interests of its stockholders.

        Craftmade's Poor Potential Near-term Prospects—Craftmade's board categorically stated that "it is pleased with the execution of the Company's strategic plan while facing the most challenging economic climate in the Company's history." In its discussion of the Company's downward trend, the board justifiably points to the economic downturn that began in 2008 and continues today as a primary factor impacting its profitability and share price. There is no question the recession affected every company's operations and profitability. However, is there a reasonable basis for stockholders to believe that Company profitability and value will improve in the near-term based on the "strategic plan" the board is executing?

        The current US economic condition suggests the recession is not yet over. We have posted on our website (www.litexfans.com) excerpts from a few current business articles that we believe are relevant to Craftmade's and our industry. One of the largest providers of US residential funding recently slashed its forecast for residential investment this quarter following a "setback" in home sales, and warned of its impact on the economic recovery. In addition, many in the industry believe that labor shortages in China are severe and will impact wages. We believe these labor shortages will force increased wages for those factories supplying Craftmade products. Craftmade has not historically been able to pass along cost increases (see table below) and this failure may materially impact Craftmade's future profitability and, therefore, value. Significant cost increases combined with a depressed US economy will certainly impact Craftmade's internal projections used in determining its perceived current and future fair market value. We believe, and many economists appear to agree, that the recession is here for a significantly longer period of time than, perhaps, Craftmade's board estimates.

        Craftmade's management believes that given the current volatility in the housing and debt markets, it is in the best interests of long-term stockholder value for management to continue to execute its undisclosed strategic plan. Management believes this strategy, if successful, could enhance the Company's product offerings and potentially enable the Company to expand into adjacent product categories and sales channels that are less reliant on the overall housing environment. Simply put, we do not believe that the Company's burdensome debt levels, as specifically outlined by the board in their response to our tender offer, allow the Company access to capital or debt markets to realistically pursue this strategy.

        We analyzed Craftmade's audited and unaudited financial statements for the period July 1, 2004 through December 31, 2009 (the same period utilized by B. Riley in preparing its opinion for Craftmade's board). The chart below summarizes Craftmade's quarterly net income and gross profit margin percentages for that time period.

        The chart clearly shows Craftmade 1) struggling under its undisclosed strategic plan and 2) experiencing declining gross profit margins. In fact, Craftmade lost $1.7 million in the last six quarters as its gross profit margin percentage declined faster than the Company was able to reduce overhead costs.

        Craftmade's board and senior management have consistently delivered below average returns for Craftmade stockholders over the past several years. The chart below summarizes the Company's poor stock performance by comparing that performance to publicly traded indexes.

        An Entrenched Board and Management Acting in Their Own Interests—It is disappointing to note that as a result of Craftmade's implementation of its undisclosed 2007 strategic plan and while the Company faced "the most challenging economic climate in the Company's history," including five consecutive quarterly losses and one quarter, ending December 31, 2009, where Craftmade made $18,000, that executive compensation does not appear to have been impacted. While Craftmade was cutting approximately 20% of its workforce during this "challenging economic climate," senior executives paid themselves a total compensation of $1,002,583. The table below lists executive compensation for the period evaluated by B. Riley in its opinion dated March 12, 2010.

	2005		2006	2007	2008		2009
James Ridings
CEO until 2008, Chairman	$378,296		$375,800	$361,882	$366,985		$360,000
J. Marcus Scrudder
Former CFO, CEO in 2008	$0		$130,914	$250,538	$295,991		$346,792
Brad Dale Heinman
Executive Vice President	$171,652		$217,858	$276,086	$321,607		$295,791
Non-Employee Directors
Total	$254,000	(1)	$249,000	$226,000	$433,000	(2)	$170,500

Grand Total	$803,948		$973,572	$1,114,506	$1,417,583		$1,173,083

(1)
Total not reported; estimated based on per meeting and monthly retainer compensation.

(2)
Includes compensation paid to William Bucek for consulting services related to CEO search and strategic marketing plan.

How is it possible that Craftmade's board granted salary increases to select senior executives even as Craftmade was losing money? Despite historically poor financial performance, declining earnings, including $1.7 million in losses over the past six quarters, and after the initiation of our tender offer, Craftmade entered into Change-in-Control and Severance Agreements with top Company executives. These newly adopted Change-in-Control and Severance Agreements, generally referred to as "golden parachutes," provide generous payments in excess of $2,200,000 to the Company's seven top executives and managers. In aggregate, these payments represent more than 7.5%, or $0.38 per share, of the tender offer's equity value. These recently implemented "golden parachutes" are harmful to stockholder interests and increase the cost of acquisition by diverting potential purchase price amounts to top executives.

        Our Analytical Approach to Valuing Craftmade's Stock Versus the Board's Secret Analysis —Craftmade's board relies on an "inadequacy opinion from its financial advisor" in making their recommendation to stockholders. In rejecting our tender offer the board provided no specific information about or range for the fair market value of its common stock. Instead, the board appears to rely on B. Riley's opinion in determining that our offer is "inadequate from a financial point of view to the common stockholders." We noted several key factors about B. Riley's opinion. B. Riley reviewed internal financial statements and forecasts prepared by Craftmade's management and therefore qualified its review and opinion by stating "with respect to the Company's projections, upon advice of the Company (emphasis added), we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management." Furthermore, B. Riley "reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deem generally comparable to Craftmade." We have summarized Craftmade's poor financial performance and downward profitability trend during the same time period discussed by B. Riley in its opinion. We cannot help but wonder whether or not B. Riley even looked at the same financial data we did.

        Based on the above information, we continue to believe our $5.25 per share offer price is a fair value. Since Craftmade's board refuses to negotiate with Litex or substantiate its opinion of the Company's value, we urge you to tender your shares.

        Thank you for your consideration and support.

Sincerely,
/s/ John Mares John Mares Manager, Secretary and Treasurer

If you have any questions or need assistance in tendering your shares, please call:
Morrow & Co. LLC at (800) 607-0088 or call collect at (203) 658-9400 or by email at Litexoffer@morrowco.com.

Securities Disclaimers:

Litex Acquisition #1, LLC, a wholly owned subsidiary of Litex Industries, Limited, has offered to purchase for cash all of the outstanding shares of Common Stock (including the associated Series A Preferred Stock Purchase Rights) of Craftmade International, Inc. at a purchase price of $5.25 per share. Unless extended, the tender offer is scheduled to expire at 5:00 P.M., New York City time, on April 7, 2010.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission ("SEC") on March 2, 2010. The tender offer materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Litex Acquisition #1, LLC with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, at Morrow & Co., LLC, Banks and Brokers Call: (203) 658-9400; All Others Please Call Toll-Free: (800) 662-5200.

Litex Acquisition #1, LLC is not currently engaged in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. However, in connection with Litex Acquisition #1, LLC's proposal to acquire Craftmade International, Inc., certain directors and officers of Litex Acquisition #1, LLC may participate in meetings or discussions with Craftmade International, Inc. stockholders. Litex Acquisition #1, LLC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Litex Acquisition #1, LLC does engage in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. in connection with its proposal to acquire Craftmade International, Inc., Litex Acquisition #1, LLC will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.

No assurance can be given that the proposed transaction described herein will be consummated by Litex Acquisition #1, LLC, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Litex Acquisition #1, LLC will realize the anticipated benefits of the proposed transaction.

Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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